UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13GA*


              Under the Securities Exchange Act of 1934



                      PAR TECHNOLOGY CORPORATION
---------------------------------------------------------------------

                           (Name of Issuer)

                                Common
---------------------------------------------------------------------

                    (Title of Class of Securities)

                              698884103
                          -----------------
                            (CUSIP Number)


			   December 31, 2014
---------------------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)

CUSIP No. 698884103
--------------------

   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                   365,471
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 469,956
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              365,471
                       ----------------------------------------------
                       8.Shared Dispositive Power             469,956

---------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       469,956
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        //
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        3.0%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        CO

CUSIP No. 698884103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power           286,416
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power         756,372
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power      286,416
                       ----------------------------------------------
                          8.Shared Dispositive Power     868,114

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        868,114
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        //
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        5.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN

CUSIP No. 698884103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Securities, Inc.
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power               47,703
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power            469,956
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power          47,703
                       ----------------------------------------------
                         8.Shared Dispositive Power        581,698

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        581,698
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        3.7%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        BD

Cusip No. 698884103           PAR TECHNOLOGY CORPORATION

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of PAR TECHNOLOGY CORPORATION ("Issuer").

(b)   Issuer's address: 8383 Seneca Turnpike
      New Hartford, NY  13413-4991


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW"), and Wedbush Securities Inc ("WS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WS - P.O. Box 20014, Los Angeles CA 90030-0014

(c) WI is a California corporation. EWW is a citizen of the United States of America. WS is a California corporation

(d)   Common stock

(e)   698884103


Item 3. Classification of Filers

(a)        WI is a control person

(b) - (j)   Not applicable

(g)         WS is a broker/dealer

Item 4. Ownership

(a) WI has sole ownership of 365,471 Shares of the Issuer, and EWW has sole ownership of 286,416 Shares; WS has sole ownership of 47,703 shares.

(b)   Of the Shares outstanding, WI owns approximately 2.35%;
      EWW owns approximately 1.84%; and WS owns 0.31%

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 365,471 Shares; EWW has 286,416 sole Shares; and WS has 47,703 sole Shares.

      (ii) Shared power to vote: WI has 469,956 Shares; EWW has 756,372 Shares; and WS has 469,956.

      (iii) Sole power to dispose: WI has sole power to dispose on 365,471 Shares; EWW has 286,416 Shares to dispose; and WS has 47,703 to dispose.

      (iv)  Shared power to dispose;  WI has 469,956 Shares;
            EWW has 868,114 Shares; and WS has 581,698.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                           Category    No.ofShares     Percentage

WEDBUSH, Inc.                     CO         365,471         2.35%
Edward W. Wedbush                 IN         286,416         1.84%
Wedbush Securities, Inc		  BD	      47,703         0.31%

Edward W. Wedbush owns approximately 50% of the issued and outstanding shares of WEDBUSH, Inc., which is the sole shareholder of Wedbush Securities Inc. Mr. Wedbush is also the Chairman of the Board of WEDBUSH, Inc. and the President of Wedbush Securities Inc. The foregoing should not be construed as an admission of beneficial ownership of the securities held or controlled by WEDBUSH, Inc. or Wedbush Securities Inc.



Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          WEDBUSH, Inc.


02/17/2015
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title



         Edward W. Wedbush


02/17/2015
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title

        Wedbush Securities, Inc.



02/17/2015
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/ President
---------------------------
Name/Title